ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

August 7, 2023

VIA EDGAR

Ms. Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.Revised Preliminary Proxy Statement on Schedule 14A Filed August 1, 2023 File No. 001-40760

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated August 4, 2023 (the “Comment Letter”) relating to the Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) last filed by the Company on August 1, 2023. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Preliminary Proxy Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 3 to the Preliminary Proxy Statement (“Amendment No. 3”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. References to page numbers below (other than those in the Staff’s comments) are to the appropriate pages of Amendment No. 3.

Securities and Exchange Commission

August 7, 2023

Revised Preliminary Proxy Statement on Schedule 14A Filed August 1, 2023

SeqLL Inc.

Financial Statements, page F-2

1.	We note you filed a Form 10-Q with June 30, 2023 interim financial statements. Please update the financial statements in the proxy to be as current as the most recent financial statements filed with the Commission. Refer to Rule 3-12(a) of Regulation S-X.

Response:	In response to the Staff’s comment, the Company has updated the financial statements of the Company to include the Company’s unaudited financial statements for the six-month period ended June 30, 2023 on pages F-2 to F-18 of Amendment No. 3 and has revised the disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for SeqLL” on pages 131-138 of Amendment No. 3 to discuss the Company’s results of operations for such period and related matters.

As the Company desires to file its definitive proxy materials with the Commission on the date hereof and to immediately commence the mailing of such materials to its stockholders, and it is the goal of the Company to have the Revised Preliminary Proxy Statement cleared by the Staff as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 3 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige